Exhibit (a)(1)(viii)

For more information:	Investor Relations:
John Ritchie	JoAnn Horne
Chief Financial Officer	Market Street Partners
EFI	415-445-3239
650-357-3500

EFI ANNOUNCES COMMENCEMENT OF TENDER OFFER TO PURCHASE

UP TO 4,500,000 SHARES OF ITS COMMON STOCK

Foster City, Calif. – November 20, 2009 – Electronics For Imaging, Inc. (Nasdaq: EFII), a world leader in customer-focused digital printing innovation, announced today that it has commenced a modified “Dutch Auction” tender offer to purchase up to 4,500,000 shares of its common stock at a price not less than $11.25 per share or more than $12.75 per share. The number of shares proposed to be purchased in the tender offer represents approximately 9% of EFI’s currently outstanding shares. The last reported sales price per share of EFI’s common stock on the NASDAQ Global Select Market on November 19, 2009 was $11.59 per share.

The tender offer will expire on December 18, 2009 at 12:00 midnight, New York City time, unless extended. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that will be distributed to stockholders.

On the terms and subject to the conditions of the tender offer, EFI’s stockholders will have the opportunity to tender some or all of their shares within the price range established by EFI. Based on the number of shares tendered and the prices specified by the tendering stockholders, EFI will determine the lowest price per share within the range that will enable it to buy 4,500,000 shares of its common stock or a lesser amount if fewer than 4,500,000 shares are properly tendered. If stockholders properly tender more than 4,500,000 shares, EFI will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, EFI may under certain circumstances and reserves the right to, purchase in the tender offer an additional amount of shares, not to exceed 2% of its outstanding common stock, without amending or extending the tender offer.

All shares that are acquired in the tender offer will be acquired at the same purchase price, including shares that are tendered at a lower price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. The tender offer is not contingent on any minimum number of shares being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase that will be distributed to EFI stockholders.

Assuming that the maximum 4,500,000 shares are accepted for payment in the tender offer at a purchase price of $12.75 per share and EFI exercises its right to accept for payment, according to the terms and conditions of the tender offer, an additional 2% of its outstanding shares (or approximately 1 million shares), EFI will have purchased approximately $70 million worth of its common stock.

The dealer manager for the offer is Morgan Stanley & Co. Inc. Questions concerning the tender offer may be directed to Morgan Stanley & Co. Inc. at (888) 721-8777. Mellon Investor Services LLC is the depositary and information agent for the tender offer and any questions concerning the tender offer or requests for copies of the Offer to Purchase, Letter of Transmittal and related documents should be directed to Mellon Investor Services LLC by calling (201) 680-6579 (banks and brokerage firms) or (866) 281-4269 (all others toll free). The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of EFI common stock.

Neither EFI nor any member of its Board of Directors, nor the dealer manager, the depositary or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer or at the price or prices at which you may choose to tender your shares. Stockholders must make their own decisions as to how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by EFI.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EFI COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT EFI WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

EFI’s stockholders will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. In addition, EFI’s stockholders may also request copies of the Schedule TO, the Offer to Purchase, the Letter of Transmittal and other related materials filed with the SEC free of charge by contacting Mellon Investor Services LLC, the information agent for the tender offer. The tender offer will not be made to, and tenders of EFI’s common stock will not be accepted from or on behalf of EFI’s stockholders in any jurisdiction in which the making or acceptance of such tender offer is not permissible.

About EFI

EFI (www.efi.com) is a world leader in customer-focused digital printing innovation. EFI's award-winning solutions, integrated from creation to print, deliver increased performance, cost savings and productivity. The company's robust product portfolio includes Fiery® digital color print servers; VUTEk® superwide digital inkjet printers, UV and solvent inks; Rastek UV wide-format inkjet printers; Jetrion® industrial inkjet printing systems; print production workflow and management information software; and corporate printing solutions. EFI maintains 23 offices worldwide.